SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                         (Amendment No.    )*

                    Seaman Furniture Company, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               812163301
                            (CUSIP Number)

                             Kim Z. Golden
                       Executive Vice President
                   T. Rowe Price Recovery Fund, L.P.
                         100 East Pratt Street
                       Baltimore, Maryland 21202
                            (410) 345-6703

             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            April 13, 1993
        (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4),
check the following box    .

   Check the following box if a fee is being paid with the statement
X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812163301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   T. Rowe Price Recovery Fund, L.P.
   100 East Pratt Street
   Baltimore, Maryland 21202

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER

        953,003 (1)

   8    SHARED VOTING POWER

        -0-

   9    SOLE DISPOSITIVE POWER

        953,003 (1)

   10   SHARED DISPOSITIVE POWER

        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   953,003

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   19.06%

14 TYPE OF REPORTING PERSON*

   PN
                 SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund Associates, Inc.

CUSIP No. 812163301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   T. Rowe Price Recovery Fund Associates, Inc.
   100 East Pratt Street
   Baltimore, Maryland 21202

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER

        953,003 (1)

   8    SHARED VOTING POWER

        -0-

   9    SOLE DISPOSITIVE POWER

        953,003 (1)

   10   SHARED DISPOSITIVE POWER

        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   953,003

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   19.06%

14 TYPE OF REPORTING PERSON*

   CO

                 SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)     Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery Fund, L.P.

CUSIP No. 812163301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   M.D. Sass Re/Enterprise Partners, L.P.
   1133 Avenue of the Americas
   New York, New York 10036

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER

        1,353,900 (1)

   8    SHARED VOTING POWER

        -0-

   9    SOLE DISPOSITIVE POWER

        1,353,900 (1)

   10   SHARED DISPOSITIVE POWER

        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,353,900

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   27.08%

14 TYPE OF REPORTING PERSON*

   PN

                 SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Voting and dispositive power is exercised through its managing general partner, M.D. Sass Associates, Inc.

CUSIP No. 812163301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   M.D. Sass Associates, Inc. Employees Profit Sharing Plan
   1133 Avenue of the Americas
   New York, New York 10036

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER

        24,074

   8    SHARED VOTING POWER

        -0-

   9    SOLE DISPOSITIVE POWER

        24,074

   10   SHARED DISPOSITIVE POWER

        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   24,074

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.48%

14 TYPE OF REPORTING PERSON*

   EP

                 SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 812163301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   M.D. Sass GPU Inc.
   1133 Avenue of the Americas
   New York, New York 10036

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER

        30,866 (1)

   8    SHARED VOTING POWER

        -0-

   9    SOLE DISPOSITIVE POWER

        30,866 (1)

   10   SHARED DISPOSITIVE POWER

        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   30,866

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.62%

14 TYPE OF REPORTING PERSON*

   CO

                 SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)     Voting and dispositive power is exercised solely in its capacity as sole general partner of M.D. Sass Parallax Partners, L.P.

CUSIP No. 812163301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   M.D. Sass Parallax Partners, L.P.
   1133 Avenue of the Americas
   New York, New York 10036

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER

        30,866 (1)

   8    SHARED VOTING POWER

        -0-

   9    SOLE DISPOSITIVE POWER

        30,866 (1)

   10   SHARED DISPOSITIVE POWER

        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   30,866

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.62%

14 TYPE OF REPORTING PERSON*

   PN

                 SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)     Voting and dispositive power is exercised through its sole general partner, M.D. Sass GPU Inc.

CUSIP No. 812163301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   M.D. Sass Associates, Inc.
   1133 Avenue of the Americas
   New York, New York 10036

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7    SOLE VOTING POWER

        1,353,900 (1)

   8    SHARED VOTING POWER

        -0-

   9    SOLE DISPOSITIVE POWER

        1,353,900 (1)

   10   SHARED DISPOSITIVE POWER

        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,353,900

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   27.08%

14 TYPE OF REPORTING PERSON*

   CO
                 SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Voting and dispositive power is exercised solely in its capacity as managing general partner of M.D. Sass Re/Enterprise Partners,
                L.P.

Item 1.  Security and Issuer.
   This Schedule 13D report relates to the Common Stock, par value $.01 per share ("Common Stock"), of Seaman Furniture Company, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 300 Crossways Park Drive, Woodbury, New York 11797.
Item 2.  Identity and Background.
   (a) This statement is filed by: T. Rowe Price Recovery Fund, L.P., a Delaware limited partnership ("Recovery Fund"); T. Rowe Price Recovery Fund Associates, Inc., a Maryland corporation ("Recovery Associates"); M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise Partners"); M.D. Sass Associates, Inc., a Delaware corporation ("Sass Associates"); M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax Partners"); M.D. Sass GPU Inc., a Delaware corporation ("GPU Inc."); and M.D. Sass Associates, Inc. Employees Profit Sharing Plan, a trust ("SAEPS"). Recovery Fund, Recovery Associates, Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU Inc. and SAEPS (collectively referred to as the "Reporting Persons") are filing this Schedule 13D jointly.
   (b) The principal business address of the Recovery Fund and Recovery Associates is 100 East Pratt Street, Baltimore, Maryland 21202. The principal business address of Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU Inc. and SAEPS is 1133 Avenue of the Americas, New York, New York 10036.
   (c)  (i)  Recovery Fund is a private partnership organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Recovery Associates is the sole general partner of Recovery Fund. Hubert M. Stiles, Jr. serves as President and Kim Z. Golden serves as Executive Vice President of Recovery Associates. T. Rowe Price Associates, Inc. ("Price Associates") is the sole stockholder of Recovery Associates.
        (ii) Re/Enterprise Partners is a private partnership
organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Sass Associates is the managing general partner of Re/Enterprise Partners. Martin D. Sass serves as President of Sass Associates.
        (iii)     Parallax Partners is a private partnership
organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. GPU Inc. is the general partner of Parallax Partners. Martin D. Sass serves as President of GPU Inc.
        (iv) SAEPS is a trust organized to administer the employee profit sharing plan of Sass Associates. SAEPS is administered by a Board of Trustees.
   (d) None of the Reporting Persons or the other persons listed in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   (e) Recovery Fund is a partnership organized under the laws of Delaware with its principal business office in Baltimore, Maryland. Recovery Associates and Price Associates are Maryland corporations with principal offices in Baltimore, Maryland. Re/Enterprise Partners and Parallax Partners are partnerships organized under the laws of Delaware with principal business offices in New York, New York. Sass Associates and GPU Inc. are Delaware corporations with principal offices in New York, New York. SAEPS is a trust with its principal business office in New York, New York. Each of Hubert M. Stiles, Jr., Kim Z. Golden and Martin D. Sass is a United States citizen.
Item 3.  Source and Amount of Funds or Other Consideration
   The Issuer and its five wholly-owned subsidiaries filed a
voluntary petition under Chapter 11 of the Bankruptcy Code on
3 January 1992 (the "Filing"). The Issuer's First Amended Joint Plan of Reorganization (the "Reorganization Plan") was confirmed by the Bankruptcy Court on 1 October 1992 and became effective on 13 October 1992. Under the Reorganization Plan, holders of the Issuer's bank debt and other claims cancelled such bank debt and other claims in exchange for new equity securities of the Issuer, consisting of the Issuer's Common Stock. The Common Stock was issued pursuant to
Section 1145 of the Bankruptcy Code in accordance with the
Reorganization Plan.
   The Reporting Persons acquired bank debt throughout the period following the Filing, through and including the date of confirmation of the Reorganization Plan. Some of the Reporting Persons also had acquired claims prior to the Filing. In addition, some of the Reporting Persons continued to acquire shares of Common Stock and/or bank debt exchangeable into shares of Common Stock of the Issuer during the period following confirmation of the Reorganization Plan through and including 31 March 1993. During this period, Marks Strategic Investments also acquired bank debt. On 13 January 1992, Re/Enterprise Partners and Marks Strategic Investments entered into an agreement to share the cost basis of the purchased claims (the "Cost Sharing Agreement"). Recovery Fund was added as a party to the Cost Sharing Agreement as of 19 May 1992.
   In February of 1993, the Issuer filed a Form 10 with the
Securities and Exchange Commission (the "SEC") in order to register the shares of Common Stock issued pursuant to the Reorganization Plan and to satisfy stock exchange listing requirements. The Form 10 was declared effective by the SEC as of 13 April 1993.
   Recovery Fund holds a total of 953,003 shares of the Issuer's Common Stock. Re/Enterprise Partners, Parallax Partners and SAEPS hold 1,353,900 shares, 30,866 shares and 24,074 shares, respectively, of the Issuer's Common Stock. Recovery Fund, Re/Enterprise Partners, Parallax Partners and SAEPS together hold a total of 2,340,923 shares of the Issuer's Common Stock.
   The funds for such acquisitions by Recovery Fund, Re/Enterprise Partners and Parallax Partners were provided by monies invested as capital contributions in those funds by their partners. The funds for such acquisitions by SAEPS were provided by monies invested by the employee participants in SAEPS.
Item 4.  Purpose of Transaction.
   The purpose of the acquisition of bank debt and claims by the Reporting Persons was to obtain new liquid securities in the reorganized Issuer. As part of the confirmed Reorganization Plan, each of Recovery Fund and Re/Enterprise Partners, as Reporting Persons, and Marks Strategic Investments received a seat on the Board of Directors of the Issuer. On 13 October 1992, Kim Z. Golden, Executive Vice President of Recovery Associates, and Kaye Handley, Vice President of Sass Associates., were elected directors of the Issuer. Additionally, Robert Ruocco of Marks Strategic Investments was also elected a director of the Issuer on that date. The Reporting Persons currently intend to hold such securities for investment, but may, at some future time depending on market conditions and other factors, acquire additional shares of Common Stock or other securities of the Issuer convertible into Common Stock (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which the Reporting Persons now own or hereafter may acquire.
   Except as set forth above, none of the Reporting Persons
presently have any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) inclusive of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
   (a) Recovery Fund held directly and of record 953,003 shares of Common Stock, representing approximately 19.06% of the Issuer's outstanding Common Stock as of 13 April 1993. Re/Enterprise Partners, Parallax Partners and SAEPS held directly and of record 1,353,900 shares, 30,866 shares and 24,074 shares, respectively, of Common Stock, representing approximately 27.08%, 0.62% and 0.48%, respectively, of the Issuer's outstanding Common Stock as of
13 April 1993.
   Such determinations are based on representations of the Issuer in the Issuer's Form 10 that 5,000,000 shares of Common Stock were issued and outstanding as of 13 April 1993.
   Of the aggregate amount held by Recovery Fund, Recovery
Associates, as the sole general partner of Recovery Fund, may be deemed to own beneficially and have the right to acquire the
953,003 shares of Common Stock held by Recovery Fund.
   Of the aggregate amount held by Re/Enterprise Partners, Sass Associates, as the general partner of Re/Enterprise Partners, may be deemed to own beneficially and have the right to acquire the
1,353,900 shares of Common Stock held by Re/Enterprise Partners.
   Of the aggregate amount held by Parallax Partners, GPU Inc., as the sole general partner of Parallax Partners, may be deemed to own beneficially and have the right to acquire the 30,866 shares of Common Stock held by Parallax Partners.
   The Reporting Persons do not beneficially own any other shares of
Common Stock.
   (b) (i) Recovery Fund has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, Recovery Associates.
        Accordingly, Recovery Associates may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held by Recovery Fund.
        (ii) Re/Enterprise Partners has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, Sass Associates.
        Accordingly, Sass Associates may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held Re/Enterprise Partners.
        (iii) Parallax Partners has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, GPU Inc.
        Accordingly, GPU Inc. may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held Parallax Partners.
        (iv) SAEPS has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its Board of Trustees.
   (c) Except as described above in Item 3, none of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.
Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

   During the pendency of the Chapter 11 proceeding involving the Issuer, the Reporting Persons entered into the Cost Sharing Agreement with Marks Strategic Investments with respect to the acquisition of bank debt of the Issuer. A copy of the Cost Sharing Agreement is attached as Exhibit B. The Cost Sharing Agreement has been fully performed and is of no further force or effect. Accordingly, at the present time there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Materials to be Filed as Exhibits
   Exhibit A -              Joint Filing Agreement pursuant to
Rule 13d-1(f)(1)(iii)
   Exhibit B -              Cost Sharing Agreement
   Exhibit C -              Form 10 of the Issuer, as filed with the
SEC and
                       effective 13 April 1993.

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
                             T. ROWE PRICE RECOVERY FUND, L.P.

                                By: T. Rowe Price Recovery
                                Associates, Inc., its General
                                Partner

                                By: Kim Z. Golden
                                    Executive Vice President


Date: 23 April 1993            T. ROWE PRICE RECOVERY ASSOCIATES, INC.


                               By:     Kim Z. Golden
                                    Executive Vice President

                               M.D. SASS RE/ENTERPRISE PARTNERS, L.P.

                               By:  M.D. Sass Associates,Inc.,
                                    its General Partner

                                By: Martin E. Winter
                                    Senior Vice President


                               M.D. SASS ASSOCIATES, INC.


                               By:   Martin E. Winter
                                     Senior Vice President


                               M.D. SASS PARALLAX PARTNERS, L.P.


                               By: M.D. Sass GPU Inc.,
                                    its General Partner



                               By: Martin E. Winter
                                     Treasurer


                               M.D. SASS GPU INC.


                               By:
                                    Martin E. Winter
                                    Treasurer


                               M.D. SASS ASSOCIATES, INC.
                               EMPLOYEES PROFIT SHARING PLAN


                               By:
                                    Martin E. Winter
                                    Trustee

                       Joint Filing Agreement
   In accordance with Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange
Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them to this statement and any subsequent amendments hereto.

                                T. ROWE PRICE RECOVERY FUND, L.P.


                                By: T. Rowe Price Recovery Associates,
                                Inc.,its General Partner


                                By:     Kim Z. Golden
                                    Executive Vice President


Dated: 23 April 1993             T. ROWE PRICE RECOVERY
                                 ASSOCIATES, INC.


                               By:
                                    Kim Z. Golden
                                    Executive Vice President


                               M.D. SASS RE/ENTERPRISE PARTNERS, L.P.

                               By:  M.D. Sass Associates, Inc., its General
                                    Partner


                               By:     Martin E. Winter
                                    Senior Vice President


                               M.D. SASS ASSOCIATES, INC.


                               By:     Martin E. Winter
                                    Senior Vice President


                               M.D. SASS PARALLAX PARTNERS, L.P.


                               By:  M.D. Sass GPU Inc.,
                                    its General Partner


                               By:  Martin E. Winter
                                       Treasurer


                               M.D. SASS GPU INC.


                               By:  Martin E. Winter
                                      Treasurer


                               M.D. SASS ASSOCIATES, INC.
                               EMPLOYEES PROFIT SHARING PLAN


                               By:
                                    Martin E. Winter
                                       Trustee